EXHIBIT 21


                            LIST OF SUBSIDIARIES




     The Partnership is a general partner in One Woodfield Lake, an Illinois limited partnership which holds title to the One Woodfield Lake office building. The Partnership is a general partner in Westdale Associates, an Illinois general partnership which holds title to the Westdale Mall Shopping Center. The Partnership is a general partner in Properties Partners, an Illinois general partnership which owns a 58.16% undivided interest in certain assets relating to the Clackamas Town Center Shopping Center. The Partnership's share of Properties Partners is 72.73%.

Reference is made to the Notes to Consolidated Financial Statements filed with this annual report for a summary description of the terms of certain of such partnership agreements. The Partnership's interest in the foregoing joint venture partnerships, and the results of their operations are included in the consolidated financial statements of the Partnership filed with this annual report.